

Mail Stop 4720

February 1, 2017

Ronald S. Tucker
Chief Executive Officer
Tensleep Financial Corporation
1623 Tradewinds Lane
Newport Beach, CA 9260

      Re: Tensleep Financial Corporation
              Amendment No. 1
              Offering Statement on Form 1-A
              Filed January 18, 2017
              File No. 024-10648

Dear Mr. Tucker:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 26, 2016 letter.

Cover Page

1. Please refer to our previous comment numbered 2. Rule 251(a) requires you to qualify the units, the warrants, the common stock in the units, and the common stock underlying the warrants. In this regard, please revise Part I to indicate the offering amount as being $2,100,000, calculated as follows: $500,000 for the units, and $1,600,000 for the 8,000,000 shares underlying the warrants at the maximum exercise price of $.20 per warrants.

2. In addition, the Cover Page of the Offering Circular should disclose the following: at the top, an Offering of $2,100,000, and at the bottom, in the Table, the units first, 20,000 units; the common stock in the units second, 2,000,000 shares; the warrants third, 8,000,000 warrants; and, the common stock underlying the warrants last, 8,000,000

shares. Furthermore, please revise the other columns in the Table to reflect the proceeds to the Company including the maximum, $500,000 for the units and $1,600,000 for the common stock underlying the warrant exercises. The common stock in the units and the warrants should reflect N/A for the proceeds.

3. Please delete references to commissions. Please also remove references to the use of Brokers and Dealers in connection with the sale of your offering to clarify that the Company will be conducting this offering on a best efforts basis. In the alternative, should the Company elect to engage the services of Brokers and Dealers, disclose the names of the selling agents and the corresponding compensation arrangements in a pre- or post-qualification amendment.

Signature Page

4. Revise the Titles at the bottom of the Signature page to indicate the "Principal" Executive Officer, "Principal" Financial Officer and "Principal" Accounting Officer. Please refer to Part III of Form 1-A for guidance.

You may contact Steven Kim, Assistant Chief Accountant, at (202) 551-3291, or John Nolan, Senior Assistant Chief Accountant, at (202) 551-3492, if you have questions regarding comments on the financial statements and related matters. Please contact Kate Donovan at (202) 551-8636 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Staff Attorney
Office of Financial Services